  EXHIBIT 99.1

Intellipharmaceutics Announces That The Company And Purdue Pharma L.P. et al Have Entered Into A Stipulated Dismissal Agreement To Terminate Purdue Patent Litigation, Subject To Court Approval

TORONTO, Ontario July 2, 2020 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue Pharma”) and Intellipharmaceutics, have entered into a stipulated dismissal of the Litigations.

The stipulated dismissal, which is subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue Pharma against the Company in the United States District Court for the District of Delaware in respect of the Company’s New Drug Application (“NDA”) filing for Aximris XR (oxycodone hydrochloride extended release tablets) with the United States Food and Drug administration (“FDA”).

The stipulated dismissal also provides for a thirty (30) day period following a final approval of the Company’s Aximris XR NDA during which the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA. If the parties fail to resolve all such claims during a period of thirty (30) days following such final approval, Purdue Pharma L.P. et al will have fifteen (15) days to pursue an infringement action against the Company.

There can be no assurance that the bankruptcy court will approve the stipulated dismissal as proposed, or at all. There can be no assurance that the FDA will ultimately approve the NDA for the sale of Aximris XR in the U.S. market, or that it will ever be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, risks associated with the novel coronavirus (COVID-19), including its impact on our business and operations, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability comply with OTCQB Venture Market and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com